UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

19012235

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SEC FILE NUMBER
8- 49130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YYY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

50 HIGH STREET, 4TH FLOOR

(No. and Street)

NORTH ANDOVER	MA	01845
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER — 978-475-8525

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

RMS

OATH OR AFFIRMATION

I, DAVID OLDAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION, as of OCTOBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

ALEXANDRA MARIE SALDANA
Notary Public
Massachusetts
My Commission Expires
Apr 19, 2024

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2019

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northern Capital Securities Corporation's management. Our responsibility is to express an opinion on Northern Capital Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northern Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb P.C.

Larry D. Liberfarb, P.C.

We have served as Northern Capital Securities Corporation's auditor since 1996.

Norwood, Massachusetts

December 17, 2019

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2019

ASSETS

Cash	$ 785,034
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	229,881
Rights under lease agreements	245,273
Other assets	25,839
	$ 1,386,027

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Operating lease liability	$ 245,273
Accounts payable, accrued expenses, and other liabilities	263,264
	$ 508,537
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 12 shares	63,552
Additional paid-in capital	25,000
Retained earnings	834,197
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	877,490
	$ 1,386,027

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2019

Revenues:	
Commissions	$ 2,430,832
12b-1 fees	3,119
Other income	865
	2,434,816
Expenses:	
Clearing expenses	184,172
Employee compensation and benefits	1,475,107
Owner compensation and benefits	188,789
Other related party compensation and benefits	51,304
Communications and data processing	219,423
Occupancy	86,699
Other expenses	196,205
	2,401,699
Income before income taxes	33,117
Income taxes	3,700
Net Income	$ 29,417

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2019

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2018	$ 63,552	$ 25,000	$ (45,259)	$ 831,372	$ 874,665
Net Income	-	-	-	29,417	29,417
Shareholder distributions	-	-	-	(26,592)	(26,592)
Balance at October 31, 2019	$ 63,552	$ 25,000	$ (45,259)	$ 834,197	$ 877,490

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2019

Cash flows from operating activities:	
Net Income	$ 29,417
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	1,582
(Increase) decrease in operating assets:	
Decrease in receivable from broker-dealers and clearing organizations	38,539
Decrease in other assets	7,020
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	101,843
Net cash provided by operating activities	178,401
Cash flows from investing activities	
Purchase of furniture and fixtures	(1,582)
Cash flows from financing activities	
Distributions	(26,592)
Increase in cash	150,227
Cash at beginning of the year	634,807
Cash at end of the year	$ 785,034

Supplemental cash flow disclosures:	
Income tax payments	$ 3,700
Interest expense	$ 0

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a registered investment advisor with the Massachusetts Securities Division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis. Generally accepted accounting principles require revenue to be recognized on a trade date basis.

The Company clears all securities transactions through RBC Capital Markets LLC on a fully disclosed basis.

Effective November 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue reconciliation guidance requires that an entity recognizes revenue to detect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

There was no impact to beginning balances due to the adoption of the new revenue recognition standard.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $10,139 for the fiscal year ending October 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the fiscal year ending October 31, 2019 was $1,582.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the sole stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at October 31, 2019, consist of the following:

Cash in an account held at clearing broker	$ 186,420
Unsettled trades	43,461
	$ 229,881

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $851,651 which was $751,651 in excess of its required net capital of $100,000. The Company's net capital ratio was .31 to 1.

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2019 the Company contributed $0 for employees to the plan.

NOTE 6 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring July 31, 2022. Rent expense for fiscal year 2019 was $ 86,699.

Minimum future lease payments for non-cancelable operating leases are approximately:

Period	Annual Base Rent
11/1/19 to 10/31/20	$ 90,696
11/1/20 to 10/31/21	92,953
11/1/21 to 6/30/22	61,624
	$ 245,273

NOTE 7- OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal /market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 8 – FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 17, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2019

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2019

AGGREGATE INDEBTEDNESS:			
Accounts payable and accrued expenses	$263,264		
NET CAPITAL:			
Common stock		$	63,552
Additional paid-in capital			25,000
Retained earnings			834,197
Treasury stock			(45,259)
		$	877,490
ADJUSTMENTS TO NET CAPITAL:			
Other assets			(25,839)
Net Capital, as defined		$	851,651
NET CAPITAL REQUIREMENT		$	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$	751,651
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			.31 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	827,747
Net audit adjustments		23,904
Decrease in non-allowables and haircuts		-
Net capital per above	$	851,651

See Independent Auditor's Report.

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGEACT OF 1934

OCTOBER 31, 2019

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northern Capital Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
December 17, 2019

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2019

Northern Capital Securities Corporation is exempt from the reserve and possession or control requirements under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending October 31, 2019.

David G. Oldaker, Chief Executive Officer